Exhibit 99.1

Mereo BioPharma Announces the Presentation of Updated Data From a Phase 1b/2 Study of Etigilimab as a Poster at the 2022 American Society of Clinical Oncology Annual Meeting

Phase 1b/2 Study of Etigilimab and Nivolumab in Subjects with Select Locally Advanced or Metastatic Solid Tumors (ACTIVATE)

1 Complete Response (CR), 2 Partial Responses (PR) and 9 cases of Stable Diseases (SD) as of the February 10, 2022 abstract deadline

Additional data to be presented during the poster presentation at ASCO 2022

Etigilimab safe and well tolerated, no new safety signals

London and Redwood City, Calif., May 26, 2022 - Mereo BioPharma Group plc (NASDAQ: MREO), “Mereo” or “the Company”, a clinical-stage biopharmaceutical company focused on oncology and rare diseases, today announced the presentation of interim clinical data from its Phase 1b/2 Study of Etigilimab and Nivolumab in Subjects with Select Locally Advanced or Metastatic Solid Tumors in a poster at the 2022 American Society of Clinical Oncology (ASCO) Annual Meeting taking place June 3 – 7, 2022 in Chicago IL.

“We are very pleased that the interim results from our ACTIVATE study have been accepted for presentation at ASCO,” said Dr. Denise Scots-Knight, Chief Executive Officer of Mereo. “We are encouraged by the results reported as of the cut off date for the abstract, especially the early efficacy noted in cervical cancer, where we have seen one patient with a complete response, one with a partial response and one with stable disease, as well as the uveal melanoma arm where we saw three patients achieving stable disease with over 20 weeks of treatment. We look forward to sharing the updated data in our ASCO presentation with the oncology community.”

At the time of the February 10, ASCO abstract deadline, of the 27 efficacy-evaluable subjects with minimum of 1 staging scan or radiological/clinical progression, 12 subjects had a clinical benefit with 1 CR, 2 PRs and 9 SDs and 15 subjects had radiological/clinical progression, with an overall response rate (ORR) of 11% and disease control rate (DCR) of 44%. The combination of etigilimab and nivolumab has been safe and well tolerated, with no new safety signals observed to-date.

Details of the data presentation are as follows:

Abstract Title: A Phase 1b/2 Study of Etigilimab and Nivolumab in Subjects with Select Locally Advanced or Metastatic Solid Tumors (ACTIVATE)

Session Date & Time: Sunday, June 5 at 9AM ET

Session Title: Developmental Therapeutics—Immunotherapy

Abstract ID: 2651

Poster: 305

About Mereo BioPharma

Mereo BioPharma is a biopharmaceutical company focused on the development of innovative therapeutics that aim to improve outcomes for oncology and rare diseases and plans to commercialize selected rare disease programs. The Company has developed a portfolio of six clinical stage product candidates. Mereo’s lead oncology product candidate, etigilimab (anti-TIGIT), has advanced into an open label Phase 1b/2 basket study evaluating anti-TIGIT in combination with an anti-PD-1 in a range of tumor types including three rare tumors and three gynecological carcinomas, cervical, ovarian, and endometrial carcinomas. The Company’s second oncology product, navicixizumab, for the treatment of late line ovarian cancer, has completed a Phase 1 study and has been partnered with OncXerna Therapeutics, Inc., formerly Oncologie, Inc. The Company has two rare disease product candidates, alvelestat for the treatment of severe Alpha-1 antitrypsin deficiency (AATD) and Bronchiolitis Obliterans Syndrome (BOS), and setrusumab for the treatment of osteogenesis imperfecta (OI). Alvelestat has received U.S. Orphan Drug Designation for the treatment of AATD and positive top-line data were recently reported from a Phase 2 proof-of-concept study in North America, Europe and the UK. The Company’s partner, Ultragenyx Pharmaceutical, Inc., has initiated a pivotal Phase 2/3 pediatric study in young adults (5-25 years old) for setrusumab in OI and expects to initiate a study in pediatric patients (2-5 years old) in the second half of 2022.

Forward-Looking Statements

This press release contains “forward-looking statements.” All statements other than statements of historical fact contained in this press release are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company’s forward-looking statements involve known and unknown risks and uncertainties some of which are significant or beyond its control and assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the Company’s business, including those described in the “Risk Factors” section of its latest Annual Report on Form 20-F, reports on Form 6-K and other documents furnished or filed from time to time by the Company with the Securities and Exchange Commission. The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Mereo BioPharma Contacts:

Mereo	+44 (0)333 023 7300

Denise Scots-Knight, Chief Executive Officer

Christine Fox, Chief Financial Officer

Burns McClellan (Investor Relations Adviser to Mereo)	+01 212 213 0006

Lee Roth

Investors	investors@mereobiopharma.com